SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No.   )1

                       CAIS INTERNET, INC.
                         (Name of Issuer)

                    Common Stock -- par value $.01 per share
                         (Title of Class of Securities)

                                   12476Q102
                                 (CUSIP Number)

                             Sean P. McGuinness, Esq.
                     Swidler Berlin Shereff Friedman, LLP
          3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                                202-424-7500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 1999
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 6 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

-----------------------------                      --------------------------
CUSIP No.   12476Q102                              Page 2 of 6 Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON:          Ulysses G. Auger, Sr.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS          PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
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                            7      SOLE VOTING POWER
                                   4,801,806 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    4,801,806 Shares of Common Stock
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,801,806 Shares of Common Stock
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        24.2%
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   IN
----------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Shares"), of CAIS Internet, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1255 22nd Street, NW, 4th Floor, Washington, D.C. 20037.

ITEM 2.  IDENTITY AND BACKGROUND.

        (a) Ulysses G. Auger, Sr. ("Mr. Auger")

        (b) c/o CAIS Internet, Inc.
            1255 22nd Street, NW
            4th Floor
            Washington, D.C.  20037

        (c) Mr. Auger is a private investor and a director of the Issuer.

        (d) Mr. Auger has not been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. Auger has not been, during the past five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Auger is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Common Shares held by Mr. Auger were acquired (i) with approximately $42,142.75 of personal funds in connection with the initial capitalization of the Issuer, (ii) pursuant to a corporate reorganization of the Issuer and its affiliates in October 1998 in which Mr. Auger received 505,776 Common Shares in exchange for his ownership interest in certain of the Issuer's affiliates, and (iii) upon the conversion of the Series B cumulative mandatory redeemable convertible preferred stock (the "Series B shares") in connection with Issuer's initial public offering. The Series B shares were issued in satisfaction of certain notes payable in the amount of $4,172,757.00 (including accrued interest) due from the Issuer and CAIS, Inc., the Issuer's subsidiary, to Mr. Auger.


ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Auger acquired the Common Shares for investment purposes. Mr. Auger has no present plans or proposals for disposition of the shares beneficially owned by him or for acquisition of additional shares. Mr. Auger, however, expects to evaluate on a continuing basis his goals and objectives, other business opportunities available to him and general economic and equity market


                                 Page 3 of 6 Pages
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conditions, as well as the Issuer's business operations and prospects.  Based on such evaluations, Mr. Auger may change his plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or to acquire additional shares.

     Except as described herein, Mr. Auger has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Auger beneficially owns 4,801,806 Common Shares (the "Auger Shares"). The Auger Shares represent approximately 24.2% of the outstanding Common Shares.

         (b) Mr. Auger has the sole power to vote and dispose of the Auger Shares.

         (c) During the 60 days preceding the date of this Statement, Mr. Auger acquired 75,068 of the Auger Shares in connection

                         Page 4 of 6 Pages

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                  with the conversion of preferred stock as a result of the
                  Issuer's initial public offering.

         (d) No other person is known by Mr. Auger to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Mr. Auger.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the attached Lock-up Agreement, Mr. Auger does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

      Exhibit 7.1      Lock-up Agreement




                             Page 5 of 6 Pages
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     June 3, 1999

                                        /s/ Ulysses G. Auger, Sr.
                                        -----------------------------
                                            Ulysses G. Auger, Sr.



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